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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                              CONCORD CAMERA CORP.
                       (Name of Subject Company (Issuer))

                              CONCORD CAMERA CORP.
                        (Name of Filing Person (Offeror))

       Options to Purchase Common Stock, No Par Value Per Share, Having an
                  Exercise Price Per Share of More Than $7.00
                         (Title of Class of Securities)

                                   206156 10 1
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                 Ira B. Lampert
                 Chairman, President and Chief Executive Officer
                              Concord Camera Corp.
                        4000 Hollywood Blvd., Suite 650N,
                            Hollywood, Florida 33021
                                 (954) 331-4200
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:
                            Ralph J. Sutcliffe, Esq.
                         Kronish Lieb Weiner Hellman LLP
                           1114 Avenue of the Americas
                            New York, NY, 10036-7798


                            Calculation of Filing Fee

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                  Transaction valuation*              Amount of Filing Fee

                        $4,675,711                           $935.14

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         * Calculated solely for the purposes of determining the filing fee.
This amount assumes that options to purchase 1,416,882 shares of common stock of Concord Camera Corp. having an aggregate value of $4,675,711 as of June 30, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.


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[  ]     Check box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:   Not Applicable

                  Form or Registration No.:  Not Applicable

                  Filing Party:  Not Applicable

                  Date Filed:  Not Applicable

[  ]     Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                  [  ] third-party tender offer subject to Rule 14d-1.

                  [X] issuer tender offer subject to Rule 13e-4.

                  [  ] going-private transaction subject to Rule 13e-3.

                  [  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer :[ ]


Item 1.  Summary Term Sheet

         The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated ________, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information

         (a) The name of the issuer is Concord Camera Corp., a New Jersey corporation (the "Company"). The address of its principal executive offices is 4000 Hollywood Blvd., Suite 650N, Hollywood, Florida 33021. The telephone number of its principal executive offices is (954) 331 - 4200.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Long-Term Incentive Plan and other individual option plans (collectively the "Option Plans"), to purchase shares of the Company's common stock, no par value per share (the "Common Stock"), having an exercise price per share of more than $7.00 (the "Eligible Options"), for new options to purchase shares of Common Stock to be granted under the Option Plans (the "New Options"), upon the terms and subject to the conditions described in the Offer to Exchange, attached hereto as Exhibit
(a)(1) (the "Offer to Exchange") and Letter of Transmittal, attached hereto as Exhibit (a)(2)(the "Letter of Transmittal" and, together with the Offer to Exchange as they may be amended or supplemented from time to time, the "Offer"). The number of shares of Common Stock subject to the New Options will be equal to seventy-five percent (75%) of the number of shares of Common Stock subject to tendered Eligible Options that are accepted for exchange and cancelled (rounded up to the nearest whole share).

         (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

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Item 3.  Identity and Background of Filing Person

         (a) The Company is the filing person. The information set forth under
Item 2(a) above is incorporated herein by reference.

Item 4.  Terms of the Transaction

         (a) The information set forth on the cover pages to the Offer to Exchange and in the Offer to Exchange under Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Tendering Eligible Options"),
Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Eligible Options for Exchange and Cancellation and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.


Item 5.  Past Contacts, Transactions, Negotiations and Agreements

         (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.


Item 6.  Purposes of the Transaction and Plans or Proposals

         (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration

         (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (b)  Not applicable.

         (d)  Not applicable.

Item 8.  Interest in Securities of the Subject Company

         (a)  Not applicable.

         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Schedule B ("Beneficial Ownership Table") is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used

          (a) Not applicable.

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Item 10.   Financial Statements

         (a) The information set forth in the Offer to Exchange under Section 9 ("Information About Concord Camera Corp.") and Section 16 ("Additional Information"), and the financial statements included on pages F-1 through F-22 of the Company's Annual Report on Form 10-K for the fiscal year ended July 1, 2000, and on pages 2 through 12 of the Company's Quarterly Report on Form l0-Q for the fiscal quarter ended March 31, 2001 are incorporated herein by reference.

         (b)  Not applicable.

Item 11.   Additional Information

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b)  Not applicable.

Item 12.  Exhibits

         (a)(1)   Offer to Exchange, dated __________ __, 2001.

         (a)(2)   Form of Letter of Transmittal.

         (a)(3)   Form of Notice to Eligible Option Holders.

         (a)(4)   Form of Notice to Tendering Option Holders.

         (a)(5)   Form of New Option Agreement.

         (a)(6) Concord Camera Corp. Annual Report on Form 10-K for its fiscal year ended July 1, 2000, filed with the Securities and Exchange Commission on August 30, 2000 and incorporated herein by reference.

         (a)(7) Concord Camera Corp. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 10, 2001, and incorporated herein by reference.

         (b)      Not applicable.

         (d)(1) Concord Camera Corp. Long Term Incentive Plan (1993), as amended through April 24, 2000, is incorporated herein by reference to exhibit 10.19 of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on August 30, 2000.

         (d)(2) Amended and Restated Voting Agreement dated February 28, 1997, among the parties signatory thereto, including among others, Ira Lampert, Brian King and Arthur Zawodny, as amended on various dates in 1998 to add certain additional shares of the Company's Common Stock owned by Ira Lampert, Brian King and Keith Lampert and as further amended on January 6, 2000 to add certain shares owned by Harlan Press, is incorporated herein by reference to exhibit 9.1 of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on August 30, 2000.

         (g)      Not applicable.

         (h)      Not applicable.


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Item 13.   Information Required by Schedule 13E-3

         (a) Not applicable.





                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


 Date: July 23, 2001

                                    CONCORD CAMERA CORP.


                                    By: /s/ Harlan I. Press
                                       ------------------------------
                                    Harlan I. Press
                                    Vice President, Treasurer & Assistant
                                    Secretary